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                              September 5, 2023

       Anthony Marone
       Chief Fiancial Officer
       Blackstone Mortgage Trust, Inc.
       345 Park Avenue, 24th Floor
       New York, NY 10154

                                                        Re: Blackstone Mortgage
Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 8,
2023
                                                            File No. 001-14788

       Dear Anthony Marone:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Debt-to-Equity Ratio and Total Leverage Ratio, page 78

   1. Please include all disclosures required by Item 10(e) of Regulation S-K to the extent that
                                                        Adjusted debt-to-equity
and Adjusted total leverage ratios are presented in future filings.
                                                        In addition,
supplementally provide us with the calculations used to arrive at these ratios based upon the
definitions provided.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Paul Cline at 202-551-3851 or Kristi Marrone at 202-551-3429 with any questions.
 Anthony Marone
Blackstone Mortgage Trust, Inc.
September 5, 2023
Page 2


FirstName LastNameAnthony Marone               Sincerely,
Comapany NameBlackstone Mortgage Trust, Inc.
                                               Division of Corporation Finance
September 5, 2023 Page 2                       Office of Real Estate &
Construction
FirstName LastName